CONFORMED SUBMISSION TYPE:    SC 13D/A
PUBLIC DOCUMENT COUNT:        1
FILED AS OF DATE:        19980826
SROS:                    NASD
GROUP MEMBERS:      AMERICAN FINANCIAL ACQUISITION CORPORATION
GROUP MEMBERS:      RIVERSIDE GROUP INC/FL

SUBJECT COMPANY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 WICKES INC.
          CENTRAL INDEX KEY:                      0000910620
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             363554758
          STATE OF INCORPORATION:                 DE
          FISCAL YEAR END:                        1228

     FILING VALUES:
          FORM TYPE:                              SC 13D/A
          SEC ACT:
          SEC FILE NUMBER:                        005-42945
          FILM NUMBER:                            98698159

     BUSINESS ADDRESS:
          STREET 1:                               706 N DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061
          BUSINESS PHONE:                         8473673400

     MAIL ADDRESS:
          STREET 1:                               706 NORTH DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061

     FORMER COMPANY:
          FORMER CONFORMED NAME:                  WICKES LUMBER CO /DE/
          DATE OF NAME CHANGE:                    19930813

FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 RIVERSIDE GROUP INC/FL
          CENTRAL INDEX KEY:                      0000277356
                                                  RETAIL-LUMBER & OTHER BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             591144172
          STATE OF INCORPORATION:                 FL
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:                              SC 13D/A

     BUSINESS ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256
          BUSINESS PHONE:                         9042812000

     MAIL ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256

     FORMER COMPANY:
          FORMER CONFORMED NAME:   WESTERN GRAIN INTERNATIONAL INC
          DATE OF NAME CHANGE:     19840627

     FORMER COMPANY:
          FORMER CONFORMED NAME:   RIVERSIDE GROUP INC
          DATE OF NAME CHANGE:     19820628


CONFORMED SUBMISSION TYPE:         SC 13D/A
PUBLIC DOCUMENT COUNT:             1
FILED AS OF DATE:                  November 12, 1998
SROS:                              NASD
GROUP MEMBERS:                     AMERICAN FINANCIAL ACQUISITION
CORPORATION
                                   RIVERSIDE GROUP INC/FL

SUBJECT COMPANY:
     COMPANY DATA:
          COMPANY CONFORMED NAME:  WICKES INC. /DE/
          CENTRAL INDEX KEY:       0000910620
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:              363554758
          STATE OF INCORPORATION:  DE
          FISCAL YEAR END:         1228

     FILING VALUES:
          FORM TYPE:               SC 13D/A
          SEC ACT:                 1934 ACT
          SEC FILE NUMBER:         005-42945
          FILM NUMBER:             96587965

     BUSINESS ADDRESS:
          STREET 1:                706 N DEERPATH DR
          CITY:                    VERNON HILLS
          STATE:                   IL
          ZIP:                     60061
          BUSINESS PHONE:          8473673400

     MAIL ADDRESS:
          STREET 1:                706 N DEERPATH DR
          CITY:                    VERNON HILLS
          STATE:                   IL
          ZIP:                     60061
          BUSINESS PHONE:          8473673400

FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:  RIVERSIDE GROUP INC/FL
          CENTRAL INDEX KEY:                      0000277356
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             591144172
          STATE OF INCORPORATION:                 FL
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:                              SC 13D/A

          BUSINESS ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256
          BUSINESS PHONE:                         9042812000

     MAIL ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256

     FORMER COMPANY:
          FORMER CONFORMED NAME:   WESTERN GRAIN INTERNATIONAL INC
          DATE OF NAME CHANGE:     19840627

     FORMER COMPANY:
          FORMER CONFORMED NAME:   RIVERSIDE GROUP INC
          DATE OF NAME CHANGE:     19820628

(DESCRIPTION) AMENDMENT NO. 4 TO SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 4

                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Wickes Inc.
                              (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   967446105
                                 (CUSIP Number)

                            T. Malcolm Graham, Esq.
                               Holland & Knight LLP
                      One Independent Drive, Suite 2000
                          Jacksonville, Florida  32202
                                 (904) 354-4141
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                              November 12, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).

CUSIP NO. 967446105
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

Riverside Group, Inc.
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Florida
--------------------------------------------------------------------------------
Number of Shares            7)  Sole Voting Power.............3,253,968
Beneficially Owned by       8)  Shared Voting Power...........  395,145
Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                           10)  Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,649,113
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                       44.5%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

CUSIP NO. 967446105
-
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

American Financial Acquisition Corporation
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
Number of Shares             7)  Sole Voting Power................-0-
Beneficially Owned by        8)  Shared Voting Power..............395,145
Reporting Person:            9)  Sole Dispositive Power........Same as #7
                            10)  Shared Dispositive Power......Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                         395,145
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                         4.8%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

        This Amendment No. 4 amends the Statement on Schedule 13D dated January 19, 1996 filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, by Riverside Group, Inc. and American Financial Acquisition Corporation.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following paragraph:

      "On November 12, 1998, at the request of Imagine, the Wickes Board of Directors (i) approved transactions after that date involving Imagine under the Imagine Agreement, to the extent that their approval of such transactions can cause a future "business combination" within the meaning of Section 203 of the Delaware General Corporation Law not to be subject to the stockholder approval requirements of such statute and (ii) elected Robert T. Shaw and Harry T. Carneal to the Board of Directors of Wickes. Mr. Shaw is President of Imagine, and Mr. Carneal is a Director of Imagine and President of the parent company of Imagine."




<PAGE 5>

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by adding the following paragraph:

      "On November 12, 1998, Imagine partially exercised the Call Option (as defined in Item 6 hereof), purchasing 200,000 shares of Common Stock from Riverside for $650,000, or $3.25 per share, in cash. After this transaction, Riverside and its subsidiaries directly own 3,649,113 shares of Common Stock, or approximately 44.5% of the outstanding shares of Common Stock. Of these 3,649,113 shares, 3,253,968 and 395,145 are directly owned by Riverside and AFAC, respectively."


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following paragraphs:

      "Effective November 4, 1998, Riverside and Imagine entered into Amendment No. 1 to the Imagine Agreement, which extended the initial expiration date of the Call Option until November 19, 1998 and the expiration of the Put Option until November 30, 1998.

     "As discussed above, on November 12, 1998, Imagine exercised the Call Option as to 200,000 shares of Common Stock, which extinguished the Put Option."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Attached as exhibits hereto are the following:


<PAGE 6>

Exhibit                            Description
-------   ----------------------------------------------------------------------
   F Amendment No. 1 dated November 4, 1998 to Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.




SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 16, 1998            RIVERSIDE GROUP, INC.


                                   By:  /s/ Catherine J. Gray
                                   --------------------------------
                                         Catherine J. Gray
                                         Senior Vice President





<PAGE 7>

     Schedule 1 to this Statment on Schedule 13D is hereby amended in its entirety to read as follows:


                          SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF RIVERSIDE

--------------------------------------------------------------------------------
NAME                PRINCIPAL OCCUPATION AND                SHARES OF COMMON
                    BUSINESS ADDRESS                        STOCK BENEFICIALLY
                                                            OWNED
--------------------------------------------------------------------------------
J. Steven Wilson    Chairman, President and Chief
                    Executive Officer
                    7800 Belfort Parkway, Suite 100
                    Jacksonville, FL 32256                  32,000(1)
--------------------------------------------------------------------------------
Harry T. Carneal    Director
                    Stone Capital, Inc.
                    8150 North Central Expressway, Ste. 1901
                    Dallas, TX 75206                             (2)



<PAGE 8>
--------------------------------------------------------------------------------
Edward M. Carey     Director
                    214 Atlantic Avenue
                    Brooklyn, NY 11201                            -0-
-------------------------------------------------------------------------------

Robert T. Shaw      Director
                    Imagine Investments
                    8150 North Central Expressway
                    Dallas, TX 75206                        375,728(2)


--------------------------------------------------------------------------------
Varina M. Steuert   Director
                    25 Old Farm Rd.
                    Darien, CT 06820                            500
--------------------------------------------------------------------------------
Catherine J. Gray   Senior Vice President
                    Riverside Group, Inc.
                    7800 Belfort Parkway, Suite 100
                    Jacksonville, FL 32256                       -0-
--------------------------------------------------------------------------------

(1) Excludes shares beneficially owned by Riverside, which Mr. Wilson may be deemed to control. Presently exercisable options (excludes shares).

(2) Excludes shares beneficially owned by Imagine. Messrs. Carneal and Shaw are executive officers of Imagine or certain of its affiliates.


EXECUTIVE OFFICERS AND DIRECTORS OF AFAC

--------------------------------------------------------------------------------
NAME                PRINCIPAL OCCUPATION AND                SHARES OF COMMON
                    BUSINESS ADDRESS                        STOCK BENEFICIALLY
                                                            OWNED
--------------------------------------------------------------------------------
J. Steven Wilson    See Above                               See Above
--------------------------------------------------------------------------------

Catherine J. Gray   See Above                               See Above
--------------------------------------------------------------------------------




                        Amendment No. 1 to
                     Stock Purchase Agreement
                     ------------------------

     THIS AMENDMENT NO. 1 is entered into as of November 4, 1998, between Riverside Group, Inc., a Florida corporation (the
"Seller"), and Imagine Investments, Inc., a Delaware corporation
("Purchaser").

                             Preamble
                            ----------

     The Seller and the Purchaser are parties to that certain
Stock Purchase Agreement dated as of October 5, 1998 (the
"Agreement") and desire to modify certain of the provisions thereof as set forth herein.


     NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

     1. Definitions. Capitalized terms used herein without definition that are defined in the Agreement shall have the same meanings herein as therein.

     2.  Amendment of Section 1.02 of the Agreement.  Section
1.02(b) of the Agreement is hereby amended as follows:

     (a) The reference to "November 4" contained in the first sentence (but not anywhere else) is hereby changed to "November
19."

     (b) The reference to "November 14" is hereby changed to "November 30."

     3. Miscellaneous. This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To the extent not inconsistent with this Amendment No. 1, the Agreement remains in full force and effect. The Agreement, as amended by this Amendment No. 1, supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered thereby and constitutes the entire understanding among the parties thereto.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                              IMAGINE INVESTMENTS, INC.



                              By_________________________________
                                   Name:
                                   Title:
                                   "Purchaser"


                              RIVERSIDE GROUP, INC.



                              By________________________________
                                   Name:
                                   Title:
                                   "Seller"